FILED PURSUANT TO RULE 424(B)(4) OF THE SECURITIES ACT OF 1933
                                                     REGISTRATION NO. 333-88239



                                   PROSPECTUS


                               LECROY CORPORATION
                                  COMMON STOCK

                                 750,000 SHARES


Selling stockholders identified in this prospectus may sell up to 750,000 shares of common stock of LeCroy Corporation. LeCroy will not receive any of the proceeds from the sale of shares by the selling stockholders. LeCroy's common stock is listed on the Nasdaq National Market under the symbol "LCRY." On October 7, 1999, the closing sale price of the common stock, as reported on the Nasdaq National Market, was $14 per share.

INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the National Market System of the Nasdaq Stock Market, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders. More information is provided in the section titled "Plan of Distribution."

We will not receive any of the proceeds from the sale of the shares by the selling stockholders. We will, however, pay substantially all expenses related to the registration of the shares.


                The date of this prospectus is October 7, 1999

                       WHERE YOU CAN GET MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, DC, New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

    []   Annual Report on Form 10-K for the year ended June 30, 1999.

    [] The description of the common stock contained in our Registration Statement on Form 8-A filed with the SEC under the Securities Exchange Act of 1934.

You may request a copy of any and all of these filings and documents at no cost, by writing or telephoning us at the following address:

                               LeCroy Corporation
                         Attention: Investor Relations
                            700 Chestnut Ridge Road
                         Chestnut Ridge, New York 10977
                                 (914) 578-6021

This prospectus is part of a Registration Statement on Form S-3 we filed with the SEC to register shares of our common stock. You should rely only on the information incorporated by reference or provided in this prospectus. No one else is authorized to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.


                                  THE COMPANY

LeCroy Corporation develops, manufactures, sells and licenses signal analyzers, principally highperformance digital oscilloscope, LAN (Local Area Networks)/WAN (Wide Area Networks) instruments and related products. LeCroy was founded and incorporated in the State of New York in 1964 and reincorporated in the State of Delaware in 1995. All references to "LeCroy," "we" or "us" are to LeCroy Corporation and include its subsidiaries, unless the context requires otherwise. Our principal executive offices are located at 700 Chestnut Ridge Road, Chestnut Ridge, New York 10977. Our phone number at that location is
(914) 4252000.


                           FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about LeCroy and our industry that involves risks and uncertainties. Our results, performance and achievements may be materially different from those expressed or implied by the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

                                  RISK FACTORS

YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED BELOW BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE DO NOT PRESENTLY KNOW ABOUT OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO ADVERSELY IMPACT OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WOULD LIKELY SUFFER. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD FALL, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.


COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR BUSINESS

The market for signal analyzers such as our digital oscilloscopes is highly competitive. Our principal competitors in this market are Tektronix, Inc. and Hewlett Packard Company. Some of our principal competitors have substantially greater sales and marketing, development and financial resources than we do. We believe that each of these companies offers a wide range of products that attempt to address most segments of the digital oscilloscope market.

LeCroy believes that the principal factors of competition in the signal analyzer market are:

     o a product's performance (bandwidth, sample rate, record length and processing power)

     o  a product's price and quality

     o  the vendor's name recognition

     o  reputation

     o  product availability

     o  availability and quality of post-sale support

If any of our competitors surpass us or are perceived to have surpassed us with respect to one or more of these factors, we may lose potential customers. Our success will depend in part on our ability to maintain and develop the advanced technology used in our signal analyzer products, as well as our ability to offer high-performance products at a favorable price-to-performance ratio. LeCroy believes that it currently competes effectively with respect to each of the principal bases of competition in the signal analyzer market in the general price range ($5,000 to $36,000) in which our digital oscilloscopes are focused. Although there can be no assurance, we believe that we will continue to complete effectively.

We also participate in the communication test market. Our products are focused on data communications applications, primarily LAN network analysis. Our expertise in signal shape analysis has enabled us to develop the LAN analyzer product called NEWSLine(TM), which identifies problems in critical networks that could not be discovered with conventional networking tools. NEWSLine functions as a diagnostic tool capable of pinpointing the root cause of network disruptions, while the network is online. Our competitors may develop products similar to ours or use our products as models for developing their own, which could materially and adversely affect our business, results of operations and financial condition.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

We may experience significant fluctuations in our annual and quarterly operating results due to factors such as:

     o  timing of new product introductions by LeCroy and our competitors

     o  market acceptance of new or enhanced versions of our products

     o  changes in the product mix of sales

     o changes in the relative proportions of sales in currencies other than the United States dollar

     o changes in the relative proportions of sales among distribution channels

     o  changes in manufacturing costs or other expenses

     o  competitive pricing pressures

     o  changes in our annual license fee revenues

     o  the gain or loss of significant customers or distribution channels

     o  increased research and development expenses

     o  general economic conditions

Consequently, there can be no assurance that our revenues will continue to increase or that we will be profitable. Additionally, it is possible that in some future periods, our results of operations, including gross margins, will be below the expectations of public market analysts and investors. This may materially and adversely affect our common stock.

IF WE DO NOT SUCCESSFULLY MANAGE OUR INTERNATIONAL OPERATIONS, OUR BUSINESS WILL SUFFER

We purchase parts, components and sub-assemblies from suppliers around the world in a variety of currencies. We also sell products around the world in a variety of currencies. As a result, we are exposed to risks from:

     o  fluctuations in foreign currency exchange rates

     o unexpected changes in government policies and legal and regulatory requirements

     o  imposition of tariffs and export controls

     o  financial instability affecting Asian markets

     o  transportation delays

     o  political instability

     o  general economic conditions

The relationship among the United States dollar, Swiss franc and Japanese yen, and, to a lesser extent, the German deutschemark, British pound, French franc and Italian lira, is a key factor in the relative fluctuations in exchange rates. Our local currency revenues, if any, do not generally offset local currency expenses resulting from manufacturing and the worldwide sourcing of parts, components and sub-assemblies. Additionally, fluctuations in exchange rates could affect the demand for our products.

We mitigate our exposure to foreign currency exchange rate fluctuations, to some degree, by borrowing under our multicurrency revolving credit facility in circumstances in which we are exposed to significant local currency receivables. We do not attempt to reduce our foreign currency exchange risks by entering into other foreign currency management programs or hedging transactions and have no plans to do so in the near future. As a consequence, there can be no assurance that our results of operations will not be adversely effected by fluctuations in foreign currency exchange rates in the future, as a result of mismatches between local currency revenues and expenses, the translation of foreign currencies into the United States dollar, our financial reporting currency, or otherwise.

WE RELY ON SEVERAL SINGLE-SOURCE SUPPLIERS

We obtain certain parts, components and sub-assemblies from single sources. This is particularly true with respect to several key integrated circuits made by single-source suppliers (Motorola, Philips, TRW and LSI Logic). Alternative sources of supply for integrated circuits would be particularly difficult to develop over a short period of time. An interruption in supply or an increase in price for our parts, components and sub-assemblies would have a material adverse affect on our business, results of operations and financial condition.

WE NEED TO MANAGE OUR GROWTH EFFECTIVELY OR WE MAY NOT SUCCEED

Our ability to continue our recent growth and to successfully manage future growth will depend on a number of factors, such as:

     o  improving our operational, financial and management information systems

     o  integrating new products into our product line

     o  training, motivating and managing our employees

     o  attracting and retaining senior managers

Our failure to effectively manage any future growth could materially and adversely affect our business, results of operations and financial condition. Additionally, if we are unable to leverage our core competence into new high-growth markets, our business, results of operations and financial condition could be materially and adversely affected.

WE DEPEND ON OUR KEY PERSONNEL AND QUALIFIED FUTURE HIRES TO IMPLEMENT OUR EXPANSION STRATEGY

Our success depends on the efforts and abilities of our senior management and key employees in the sales, marketing, research and development and manufacturing areas. Many of these employees would be difficult to replace. We do not have employment contracts with most of our key personnel. If we cannot retain existing key managers and employ additional qualified senior employees, our business, financial condition and results of operations could be materially and adversely affected. Future expansion of our operations will require us to attract, train and retain substantial numbers of new personnel. We may experience labor disputes or union organization attempts. These factors could increase our operating expenses. If we are unable to recruit or retain a sufficient number of qualified employees or the costs of compensation or employee benefits increase substantially, our business, financial condition and results of operations could be materially and adversely affected.

WE DEPEND ON HIGH-PERFORMANCE PRODUCTS

We are primarily engaged in the development, manufacture and sale of high-end digital oscilloscopes. We derive a substantial portion of our revenues from sales of our principal product families of digital oscilloscopes, the LC series and the Waverunner(TM) series. Sales of models in the LC series and Waverunner series accounted for 39% and 55% of our total revenues in fiscal years ended June 30, 1998 and 1999, respectively. The LC series and the Waverunner series are expected to continue to account for a substantial portion of our total revenues. A reduction in demand for these products, whether due to the introduction of competing products or otherwise, would have a material adverse effect on our business, results of operations and financial condition.

We are also engaged in the development, manufacture and sale of embedded signal analyzers and network test products. Sales of models of our embedded signal analyzers and network test products accounted for 7% and 10% of our total revenues in fiscal years ended June 30, 1998 and 1999, respectively. Embedded signal analyzers and network test products are expected to account for an increasing portion of our revenues in the future. A reduction in demand for these products, whether due to the introduction of competing products or otherwise, would have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

LeCroy's success substantially depends upon our technology and products. We rely on patent and trade secret laws to protect our proprietary rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Litigation might result in substantial costs and diversion of resources and management attention. Any infringement or misappropriation of our proprietary rights and the related costs of enforcing those rights could have a material adverse effect on our business.

WE MAY INFRINGE UPON OTHER PARTIES' PROPRIETARY RIGHTS

Our business activities may infringe upon the proprietary rights of others, who may assert infringement claims against us. Such claims and any resultant litigation could subject us to significant liability for damages, might result in invalidation of our proprietary rights and, even if not meritorious, could result in substantial costs and diversion of resources and management attention.

WE COULD BE AFFECTED BY GOVERNMENT REGULATION AND OTHER LEGAL UNCERTAINTIES

We manufacture our products in the United States, and sell our products and purchase parts, components and sub-assemblies in a number of countries. We are therefore subject to legal and regulatory requirements, particularly the imposition of tariffs, customs and export controls, in a variety of countries. In addition, the export of digital oscilloscopes from the United States is subject to regulation under the Treaty for Nuclear Non-Proliferation.

Our subsidiary, Digitech Industries, Inc., has been involved in environmental remediation activities. We do not expect that the ultimate resolution of this environmental matter will have a material adverse effect on our results of future operations, financial position or competitive position.

WE ARE PARTY TO A LICENSE AGREEMENT THAT REQUIRES ROYALTY PAYMENTS

In February 1994, we settled litigation with Tektronix, Inc. involving allegations that our digital oscilloscope products infringed patents held by Tektronix. As part of the settlement, we entered into a license agreement with respect to such patents. Pursuant to the license agreement, we made an initial payment of approximately $1.5 million. In addition, we are required to make future royalty payments in a minimum aggregate amount of $3.5 million over ten years ending June 30, 2004. We may be required to make up to an additional $3.5 million in contingent royalty payments depending on sales of certain of our products in certain territories over the life of the patents. The total royalty payments made to Tektronix through June 30, 1999 were $6.3 million.

The settlement agreement with Tektronix provides that Tektronix may terminate the license in the event that:

     o LeCroy acquires 20% or more of the stock of, or a controlling interest in, any of a number of specified companies participating in the oscilloscope market or any of their respective affiliates

     o any of the specified companies or their affiliates acquires 20% or more of the stock of, or a controlling interest in, LeCroy or an affiliate of ours

     o we attempt to transfer the Tektronix license to one of the specified companies

These provisions could preclude us from investing in or acquiring such companies. These provisions could also discourage companies or other third parties from attempting to acquire control of LeCroy or limit the price that such parties might be willing to pay for our common stock. In addition, the terms of the license agreement could limit the price that investors might be willing to pay in the future for our common stock.

WE HAVE ADOPTED ANTI-TAKEOVER PROVISIONS THAT COULD AFFECT THE MARKET PRICE OF OUR STOCK OR OUR ABILITY TO SELL OUR BUSINESS

Our certificate of incorporation, by-laws and stockholders rights plan, as well as the provisions of the Tektronix settlement described above, contain anti-takeover provisions that could make it difficult for a third party to acquire control of us. These provisions include:

     o we can issue preferred stock with rights senior to those of common stock without any further vote or action by the stockholders

     o our board of directors can eliminate the right of stockholders to act by written consent

     o our board of directors can impose various procedural and other requirements that could make it more difficult for stockholders to effect certain corporate actions

These provisions could limit the price that investors might be willing to pay in the future for our common stock. These provisions could also have the effect of delaying or preventing a change in control of LeCroy. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of common stock. The issuance of preferred stock could also adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could decrease the market price of our common stock.

OUR STOCK PRICE MAY BE VOLATILE IN THE FUTURE

Since the completion of our initial public offering in October 1995, the market price of our common stock has fluctuated significantly. The stock price could fluctuate in the future due to a number of factors, some of which are beyond our control. These factors include:

     o  announcements of developments related to our business

     o announcements of technological innovations or new products or enhancements by LeCroy or our competitors

     o  sales by competitors, including sales to our customers

     o sales of common stock into the public market, including by members of management

     o developments in our relationship with our customers, partners, distributors and suppliers

     o shortfalls or changes in revenue, gross margins, earnings or losses, or other financial results from analysts' expectations

     o  regulatory developments

     o  fluctuations in results of operations

     o  trends in the seasonality of our sales

     o  general conditions in our market or the markets served by our customers

In addition, in recent years the stock market in general and the market for shares of technology stocks in particular have experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of our common stock will not decline substantially, or otherwise continue to experience significant fluctuations in the future, including fluctuations that are unrelated to our operating performance.

WE HAVE NOT DECLARED ANY DIVIDENDS

We have never declared or paid cash dividends on our common stock. We intend to retain all available funds for use in the operation and expansion of the business. We therefore do not intend to declare or pay any cash dividends in the foreseeable future.


                              SELLING STOCKHOLDERS

The name of each selling stockholder and the aggregate number of shares that each selling stockholder may sell are set forth in the table below. We issued and sold to the selling stockholders on June 30, 1999 a total of 500,000 shares of Series A Convertible Redeemable Preferred Stock, for an aggregate purchase price of $10,000,000, and warrants to purchase an aggregate of 250,000 shares of common stock, for an aggregate purchase price of $0.01. The transaction was exempt from the registration requirement of the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act. All of the selling stockholders are accredited investors, as that term is defined under Regulation D of the Securities Act.

The selling stockholders may elect to convert the Series A Preferred Stock into an equal number of shares of common stock at any time at their option. Additionally, under circumstances specified in our Certificate of Incorporation, the Series A Preferred Stock is automatically convertible into an equal number of shares of common stock. The selling stockholders may exercise the warrants, at an exercise price of $20 per share of common stock, at any time until June 30, 2006. The 750,000 shares of common stock offered through this prospectus is the common stock issuable by us upon conversion of the Series A Preferred Stock and the exercise of the warrants.

As of October 1, 1999, the selling stockholders, with the exception of the shares covered by this prospectus, held of record no shares of our outstanding common stock. No selling shareholder has within the past three years held any position, office or had any other material relationship with LeCroy or its affiliates, except that Douglas A. Kingsley, Vice President of Advent International, was a director of LeCroy from 1995 until October 1998 and, as part of the financing described above, was re-elected to our board of directors.

As of October 1, 1999, 7,713,994 shares of common stock were issued and outstanding.

The following table sets forth certain information regarding the selling stockholders' beneficial ownership of common stock as of October 1, 1999 and as adjusted to reflect the sale of all of the common stock offered by the selling stockholders:


         Name of Selling              Shares Owned                             Shares to be Owned
          Stockholders           Prior to Offering (1)   Shares Offered (2)       After Offering

Advent Global GECC III Limited          525,000              525,000                   0
     Partnership
EnviroTech Investment Fund I            106,875              106,875                   0
     Limited Partnership
Adwest Limited Partnership               30,000               30,000                   0
Oakstone Ventures Limited                75,000               75,000                   0
     Partnership
Advent Partners Limited                  13,125               13,125                   0
     Partnership                         ------               ------
                                        750,000              750,000

     (1) Assuming the conversion of all Series A Preferred Stock and the exercise of all warrants.
     (2) See "Plan of Distribution."

                                USE OF PROCEEDS

LeCroy allocated the proceeds from the issuance of the Series A Preferred Stock and warrants for general working capital purposes. LeCroy will not receive any of the proceeds from the sale of shares by the selling stockholders.


                              PLAN OF DISTRIBUTION

The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

     [] on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Stock Market;

     [] in the over-the-counter market;

     [] in private transactions;

     [] through options;

     [] by pledge to secure debts and other obligations; or

     [] a combination of any of the above transactions.

If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

All expenses of this registration will be paid by LeCroy. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any.

                             CERTAIN LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Bingham Dana LLP, 150 Federal Street, Boston, Massachusetts. Roger D. Feldman, a partner of Bingham Dana LLP, is an Assistant Secretary of LeCroy. As of October 1, 1999, Mr. Feldman held as trustee of certain trusts an aggregate of 78,989 shares of common stock. Mr. Feldman disclaims beneficial ownership of these shares. Brian Keeler, a partner of Bingham Dana LLP, is also an Assistant Secretary.


                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements (and schedule) included in our Annual Report on Form 10-K for the year ended June 30, 1999, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements (and schedule) are incorporated by reference in reliance upon Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

=======================================      ==================================

                                                       750,000 SHARES
We have not authorized any dealer,
salesperson or other person to give
any information or to make any
representations not contained in this
prospectus or any prospectus supplement.
You must not rely on any unauthorized                LECROY CORPORATION
information. This prospectus is not an
offer of these securities in any state                  COMMON STOCK
where an offer is not permitted. The
information in this prospectus is
current as of October 7, 1999. You
should not assume that this prospectus
is accurate as of any other date.                    -------------------
                                                          PROSPECTUS
                                                       October 7, 1999

                                                     -------------------





        TABLE OF CONTENTS

                            Page
Where You Can Get More
  Information...........      2

The Company.............      2

Forward-looking Statements    2

Risk Factors............      3

Selling Stockholders....      8

Use of Proceeds.........      9

Plan of Distribution....      9

Certain Legal Matters...     10

Experts.................     10